                                                      Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                               WGL HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    VIRGINIA
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                   52-2210912
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                               1100 H STREET, NW
                             WASHINGTON, D.C. 20080
                                 (703) 750-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           DOUGLAS V. POPE, SECRETARY
                               WGL HOLDINGS, INC.
                               1100 H STREET, NW
                             WASHINGTON, D.C. 20080
                                 (202) 624-6395
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies to:
                             JOHN H. BYINGTON, ESQ.
                             PILLSBURY WINTHROP LLP
                             ONE BATTERY PARK PLAZA
                         NEW YORK, NEW YORK 10004-1490

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective Registration Statement for the same offering. [ ]

    If this Form is post-effective amendment filed pursuant to Rule 462(e) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
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
                                                                                      PROPOSED
                                                               PROPOSED               MAXIMUM
TITLE OF EACH CLASS OF                                     MAXIMUM OFFERING      AGGREGATE OFFERING         AMOUNT OF
SECURITIES TO BE REGISTERED    AMOUNT TO BE REGISTERED    PRICE PER SHARE(1)          PRICE(1)           REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common stock, no par
value.......................     1,857,250 shares(2)            $27.93              $51,872,993             $12,968.25
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457(c) solely for the purpose of determining the registration fee, based on the average of the high and low prices of the common stock on the NYSE on June 1, 2001.
(2) Includes 242,250 shares of common stock subject to the underwriters' over-allotment option.
                               ------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 6, 2001

PROSPECTUS

                                1,615,000 SHARES

                              [WGL HOLDINGS LOGO]

                                  COMMON STOCK
                            ------------------------

     WGL Holdings, Inc. is offering 1,615,000 shares of common stock. Our common stock is listed on the New York Stock Exchange, under the symbol "WGL". The last reported sale price of our common stock on the New York Stock Exchange on --, 2001 was $-- per share.

     See "Risk Factors" beginning on page 3 of this prospectus to read about factors that you should consider before buying shares of our common stock.

                            ------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Initial price to public.....................................  $  --       $   --
Underwriting discounts......................................  $  --       $   --
Proceeds, before expenses, to WGL Holdings, Inc. ...........  $  --       $   --

     We have granted the underwriters a 30-day option to purchase up to 242,250 additional shares at the initial price to the public, less the underwriting discounts, to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                            ------------------------

     The underwriters expect to deliver the shares against payment in New York, New York on or about --, 2001.

                             ----------------------

MERRILL LYNCH & CO.
                         A.G. EDWARDS & SONS, INC.
                                               GOLDMAN, SACHS & CO.
                             ----------------------

                 The date of this prospectus is June --, 2001.

                               WGL HOLDINGS, INC.

     WGL Holdings, Inc. is a public utility holding company headquartered in Washington, D.C. We serve customers in the District of Columbia and adjoining areas in Maryland and Virginia. The population of the area served is estimated at 4.6 million. We believe the demographics of our service territory are among the most attractive in the nation.

     Our principal subsidiary, Washington Gas Light Company (Washington Gas or the regulated utility), is a regulated natural gas distribution company that has been in business for 152 years. Today, this subsidiary delivers natural gas to a growing base of over 900,000 meters. In our most recent fiscal year, Washington Gas contributed 83 percent of WGL Holdings' revenues and 97 percent of its net income. Residential and firm commercial customers with relatively stable load profiles account for most of these meters. Customer additions average in excess of three percent per year, twice the average industry growth rate.

     WGL Holdings' unregulated segments are all energy-related and sell only to retail customers. These affiliates market natural gas to approximately 110,000 customers and electricity to approximately 25,000 customers, deliver residential and commercial heating, ventilating and air conditioning products and services, and provide consumer financing to customers that wish to buy natural gas appliances and other energy-related equipment.

                                  OUR STRATEGY

     Our strategy is focused on transforming our company beyond a high-performance utility into a leading provider of retail energy-related products and services. Our goal is to achieve operational excellence in our high-growth natural gas distribution business while delivering additional value to shareholders through the development of our unregulated businesses that leverage our strong market knowledge, customer relationships and presence in one of the nation's most attractive markets.

                   WASHINGTON GAS LIGHT COMPANY SERVICE AREA

                                     [MAP]

- MORE THAN 900,000 REGULATED UTILITY CUSTOMERS, PRIMARILY RESIDENTIAL AND FIRM COMMERCIAL
- FIVE-YEAR AVERAGE ANNUAL CUSTOMER GROWTH OF 3.1 PERCENT

- DIVERSE REGULATORY JURISDICTIONS
- DIVIDENDS PAID FOR 150 CONSECUTIVE YEARS
- DIVIDENDS INCREASED FOR 25 CONSECUTIVE YEARS

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................    2
Risk Factors.........................    3
Forward-Looking Statements...........    4
Use of Proceeds......................    4
Recent Developments..................    4
Corporate Strategy...................    5
Competitive Strengths................    5
The Company..........................    6
Selected Financial and Operational
  Information........................   10

                                       PAGE
                                       ----
Capital Expenditures.................   11
Common Stock Price Range and
  Dividends..........................   12
Description of Our Common Stock......   13
Underwriting.........................   15
Legal Matters........................   16
Experts..............................   16
Where You Can Find More Information..   16

                         ------------------------------

     As used in this prospectus, unless otherwise indicated, the terms "WGL Holdings," the "company," "we," "us," and "our" mean WGL Holdings, Inc. and its subsidiaries.
                         ------------------------------

     We refer to our common stock, no par value, as common stock in this prospectus.
                         ------------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.
                         ------------------------------

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully.

                                  THE COMPANY

Our Business...............  We are a public utility holding company. Our regulated utility subsidiary, Washington Gas, is engaged in natural gas distribution. We also offer retail energy-related products and services that are closely related to our core utility business.

Our Regulated Utility
Service Territory..........  The District of Columbia and surrounding areas in
                             Maryland and Virginia.

Population of Our Regulated
  Utility Service
  Territory................  Approximately 4.6 million.

Regulated Utility Customer
  Meters as of March 31,
  2001.....................  903,383

Our Address and Telephone
  Number...................  WGL Holdings, Inc.
                             1100 H Street, NW
                             Washington, DC 20080
                             703.750.2000

                                  THE OFFERING

Common Stock Offered.......  1,615,000 shares (assuming over-allotment option of
                             242,250 shares not exercised).

Common Stock Outstanding as
  of April 30, 2001........  46,505,977 shares.

Common Stock Outstanding as
  of April 30, 2001,
  Adjusted for the
  Offering.................  48,120,977 shares (assuming over-allotment of
                             242,250 shares not exercised).

Listing....................  New York Stock Exchange (Symbol: WGL).

Common Stock Price Range
  from April 1, 2001 to
  --.......................  $--

Current Indicated Annual
  Dividend Rate............  $1.26 per share.

Use of Proceeds............  General corporate purposes of our regulated utility subsidiary, primarily capital expenditures and working capital requirements.

                                  RISK FACTORS

     You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus before making an investment in our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

IF WE ARE NOT SUCCESSFUL IN INTEGRATING OR DEVELOPING OUR NON-UTILITY BUSINESSES OR INVESTMENTS, WE COULD EXPERIENCE INCREASED COSTS OR LOSSES ON OUR INVESTMENTS.

     A successful investment or acquisition requires us to identify market opportunities, properly assess business risks, acquire businesses at appropriate prices, effectively integrate their operations and deliver anticipated results. We invest in non-utility businesses through direct purchases of going concerns and investments made with others and we regularly assess the performance and carrying value of those investments and businesses. However, some aspects of our investments are not entirely within our control because we have co-investors.

WE ARE EXPOSED TO MARKET RISK IN OUR ENERGY MARKETING ACTIVITIES AND MAY INCUR LOSSES FROM THESE ACTIVITIES.

     Our subsidiary, Washington Gas Energy Services, Inc. (WGES), markets natural gas and electricity on an unregulated basis to retail customers. In the course of its business, WGES makes fixed-price sales commitments to customers. WGES purchases the corresponding physical supplies at fixed prices to lock in margins. WGES has exposure to changes in gas prices related to the volumetric differences between purchase commitments and sales commitments. WGES manages the risk associated with gas price fluctuations by closely matching purchases from suppliers with sales commitments to customers. Although WGES has a risk management policy in place and periodically reassesses its policy to determine its adequacy to mitigate losses in changing markets, our risk management policy may not always be effective and we may still incur losses.

WE EXPERIENCED SIGNIFICANTLY INCREASED PRICES FOR NATURAL GAS PURCHASED FOR OUR UTILITY CUSTOMERS IN THE PAST WINTER. INCREASES IN THE COST OF NATURAL GAS COULD CAUSE A REDUCTION IN DEMAND.

     Natural gas prices paid by our regulated utility subsidiary in the winter of 2000-2001 were much higher than usual. Our utility distribution subsidiary is allowed to charge its customers the actual cost it pays for natural gas purchased. As a result, profit margins are not affected by increased gas costs. However, higher natural gas costs, combined with the impact of colder than normal weather, caused bills to our customers to be very high in the past winter and this could cause our customers to take steps to reduce the amount of natural gas they consume in the future. Reduced consumption could cause a reduction in our earnings unless and until we are able to modify the rates we charge our customers. Any change in our rates would require prior approval of the regulatory commissions that have jurisdiction over our retail rates. Furthermore, unless and until gas prices return to more traditional levels, we foresee continued high levels of interest expense to finance higher working capital requirements resulting from higher gas costs.

FROM TIME TO TIME, WE ARE SUBJECT TO REGULATORY PROCEEDINGS IN ALL OF THE JURISDICTIONS IN WHICH WE OPERATE.

     The rates we charge to our utility customers are subject to the approval of the Public Service Commission of the District of Columbia (PSC of DC), the Public Service Commission of Maryland (PSC of MD) and the State Corporation Commission of Virginia (SCC of VA). These regulatory commissions can leave rates unchanged, grant increases or order decreases in the base rates we charge our customers and accordingly affect the level of our net income. We have not had a change in the base rates we charge our customers since December 1994. These regulatory commissions can also modify our tariffs to change the level, type and methods that we utilize to recover costs, including gas costs. We regularly review our need for rate relief and will file applications for increases in base rates when circumstances warrant.

     Currently, the company is recovering the cost of natural gas from its customers along with delivery charges. The company has regulatory mechanisms in place that would allow it to recover potentially stranded costs associated with gas supply as unbundling of the supply and delivery functions continue to evolve. If regulatory policies were to change, our ability to fully recover costs could be affected.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and its incorporated documents discuss both historical information and forward-looking statements. Many of the statements in the sections of this prospectus labeled "Risk Factors," "Recent Developments," "Corporate Strategy," "Competitive Strengths," "The Company" and "Capital Expenditures" are forward-looking statements. Words like "estimates," "expects," "plans," "anticipates," "intends," "believes," "projected," "forecast," and others also identify forward-looking statements. These forward-looking statements involve uncertainties and risks. Although we believe they are based on reasonable assumptions, we cannot assure that every stated objective will be reached.

     We make forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. Please refer to our latest Annual Report on Form 10-K or our most recent Quarterly Report on Form 10-Q for a discussion of important factors that could cause our actual results to differ materially from those discussed in our forward-looking statements. Our forward-looking statements speak only as of their respective dates, and we assume no duty to update such statements.

                                USE OF PROCEEDS

     We will use the net proceeds realized from selling the common stock for general corporate purposes of the regulated utility, primarily capital expenditures and working capital requirements.

                              RECENT DEVELOPMENTS

     On March 21, 2001, the PSC of DC issued an order to investigate the reasonableness of Washington Gas' retail rates. Our filing, which we expect will request an increase in base rates, will be made on or before June 19, 2001. It is likely that Washington Gas will file for an increase in its base rates before the PSC of MD and the SCC of VA in the next twelve months. We are not able to predict the outcome of any requests for base rate increases.

                               CORPORATE STRATEGY

     We have focused our strategy on transforming our company beyond a high-performance utility into a leading provider of retail energy related products and services. Our goal is to achieve operational excellence in our high-growth natural gas distribution business while delivering additional value to shareholders through the development of our unregulated businesses that leverage our strong market knowledge, customer relationships and presence in one of the nation's most attractive markets.

                             COMPETITIVE STRENGTHS

     We have a number of competitive strengths that we believe will help us successfully execute our strategy. These strengths include:

     - SUPERIOR MARKET AREA/DEMOGRAPHICS -- A strong economic base bolstered by a significant and stable federal government presence, and the dramatic growth of the private sector, provide opportunities in both our traditional regulated utility and expanding retail energy-related businesses.

     - A UTILITY GROWTH RATE BETTER THAN THE NATIONAL AVERAGE -- Washington Gas has been adding approximately 30,000 new customers per year, for a growth rate above 3 percent. Preference for natural gas in the new homes market remains strong, with 92 percent of new homes choosing gas-fired heating and the typical new home installing an average of 3.9 burner tips per dwelling unit.

     - DISCIPLINED MANAGEMENT -- We have a successful track record of effectively managing our utility cost structure. We use targeted hurdle rates to measure whether retail energy-related businesses are earning satisfactory returns on invested capital. Company-wide incentive programs help us align the interests of employees with those of our shareholders.

     - FINANCIAL STRENGTH -- We have a strong balance sheet. Our regulated utility subsidiary currently has high credit ratings. While the payment of future dividends is at the discretion of our Board of Directors, our impressive 25 years of consecutive dividend increases, combined with a record of paying dividends for 150 consecutive years, demonstrates the long-term, consistent performance of our company.

                                  THE COMPANY

OVERVIEW

     Effective November 1, 2000, WGL Holdings, Inc., a holding company subject to the Public Utility Holding Company Act of 1935, began operations as the parent company of Washington Gas Light Company and its former subsidiaries. Although the corporate structure is new, our core business continues to be the distribution and sale of natural gas through the regulated utility. The chart below illustrates our corporate structure.

                          [CORPORATE STRUCTURE CHART]

     Our subsidiary, Washington Gas, has been engaged in the natural gas distribution business for more than 150 years. Washington Gas was incorporated by an Act of Congress in 1848, became a domestic corporation of the Commonwealth of Virginia in 1953 and became a corporation of the District of Columbia in 1957.

     Average annual meter growth on our natural gas distribution system has exceeded three percent during the last five fiscal years. Firm customers provide a stable base, accounting for 69 percent of our regulated utility's therm deliveries in fiscal year 2000. Deliveries to firm customers include the amount of gas sold to residential, commercial and industrial customers, as well as gas delivered to firm customers. Interruptible customers, who must be able to switch to another fuel during times of peak demand, tend to consume more gas per customer, at lower margins, than firm customers.

     We also offer retail energy-related products and services that are closely related to our core business. The majority of these energy-related activities are performed by wholly owned subsidiaries of Washington Gas Resources Corp. Our unregulated activities include retail energy marketing; heating, ventilating and air conditioning (HVAC); and consumer financing.

     Our major business segments are described below.

REGULATED UTILITY OPERATIONS

     WE HAVE CONTINUED TO IMPROVE THE OPERATIONAL EFFECTIVENESS OF OUR REGULATED UTILITY. By monitoring key metrics of utility success such as safety, customer satisfaction, capital expenditures per new customer, and operation and maintenance expenses per customer, we remain focused on providing superior, efficient, reliable service. Our goal is to implement performance improvements in all areas of our business and to add customers profitably by optimizing the mix of customers by rate class and type of dwelling. We intend to maximize the value of long-term contracts with gas producers and pipelines through asset optimization agreements with parties who can utilize these contractual assets more effectively in periods of non-peak demand.

     WE BENEFIT FROM THE DIVERSIFICATION OF REGULATORY RISK IN OUR UTILITY OPERATIONS. Although our regulated utility has not had an increase in its base rates since 1994 despite a 47 percent increase in net investment in utility plant, in all years since 1994 we have earned close to or exceeded our allowed return on equity. We intend to work actively with regulators as opportunities become available to develop new rate designs that benefit shareholders and customers, including performance based rates and special rates for specific areas of development. It is likely that Washington Gas will file for increases in base rates in all jurisdictions in the next 12 months.

     As of the end of fiscal year 2000, 16 percent of our meters were located in the District of Columbia, 42 percent were located in Maryland and 42 percent were located in Virginia. Similarly, 20 percent of gas volumes delivered in the twelve months ended September 30, 2000 were made in the District of Columbia, 49 percent were made in Maryland and 31 percent were made in Virginia.

     WE SUPPORT CUSTOMER CHOICE PROGRAMS BECAUSE OF OUR STRONG BELIEF IN COMPETITIVE MARKETS. In all jurisdictions in which our regulated utility operates, some or all of our customers can elect to receive their natural gas commodity from unregulated energy marketers. The regulated utility continues to procure the natural gas commodity on behalf of most of its customers and bundle that cost with the price of delivering natural gas. However, approximately one-half of the volumes of gas delivered are sold by energy marketers. We do not lose any earnings from the development of customer choice programs because we continue to collect delivery charges for gas sold by energy marketers. Our unregulated energy marketing company is well positioned to benefit from selling natural gas as markets unbundle.

     In the twelve months ended March 31, 2001, the regulated utility earned $98.5 million, compared to $72.9 million for the twelve months ended March 31, 2000. This improvement was largely due to 23 percent colder weather and a 3.6 percent increase in meters.

UNREGULATED RETAIL ENERGY-RELATED BUSINESSES

     WE HAVE DEVELOPED PROFITABLE, RETAIL ENERGY-RELATED BUSINESSES. Within the last few years we have made progress in developing new retail energy-related businesses that we believe can provide sustainable earnings contributions and long-term shareholder value. Our new holding company structure facilitates the growth of these energy-related businesses and provides financing flexibility. These businesses market natural gas and electricity, deliver residential and commercial heating, ventilating and air conditioning products and services, and provide consumer financing to customers that wish to buy natural gas appliances and other energy-related equipment. Though our retail energy-related businesses are in various stages of development, we are already generating positive earnings in some segments and in the twelve months ended March 31, 2001 we generated approximately $363 million in revenues.

     Each of our unregulated businesses described below operates in a dynamic marketplace that provides opportunities to benefit from the attractive demographics of our service territory. Our unregulated businesses leverage our extensive knowledge of the energy business and local markets, and complement our regulated utility operations. All unregulated businesses have opportunities for cross-marketing. Because of our strong customer relationships, marketing expertise, and solid reputation, we intend to focus on serving retail customers and do not anticipate entering into wholesale ventures or upstream activities such as exploration and production.

     ENERGY MARKETING -- Our subsidiary, Washington Gas Energy Services, Inc.
(WGES), has been selling natural gas competitively since 1997. Our strategy is to apply superior market knowledge, strong supply relationships and low customer acquisition costs to grow customers while remaining profitable. As of March 31, 2001, WGES had 110,000 customers purchasing natural gas, down slightly from 116,000 at March 31, 2000. This modest decline reflects the impact of higher natural gas prices during the past winter. With the more recent decline in gas prices, new customers are again signing contracts and the renewal rate has returned to the 85 percent level that we had previously experienced. WGES sells natural gas to the majority of customers participating in customer choice programs in our service territory.

     WGES also sells electricity on a competitive basis in Maryland and the District of Columbia. Although we do not own and have no intention of owning any electric generation assets, we have entered into a strategic marketing alliance with Mirant Americas Energy Marketing, LP (Mirant) to supply us electricity. In connection with that alliance, we currently purchase a significant amount of power from Mirant on a full requirements basis and we sell that power below the standard offer price of the incumbent regulated utility provider. At the present time, WGES has enrolled approximately 22,000 residential electric customers in the District of Columbia and Maryland. We have also signed contracts valued at $133 million with 47 large federal facilities and the Washington Metropolitan Area Transit Authority. As a result, we currently supply 10 percent of the peak load and are the largest unregulated electricity supplier on the incumbent electric utility's system. The contract with Mirant enables WGES to obtain electricity for varying periods that end as late as December 2004.

     WGES recorded a net loss of $4.6 million in the twelve months ended March 31, 2001 on revenues of $292 million. This compares to net income of $3.7 million on revenues of $143 million in the twelve months ended March 31, 2000. The decline in the most recent year reflects unusual seasonal variations in the cost of gas between years and the decision in the current year to incur customer acquisition costs to attract electric customers. In the near-term, WGES will focus on expanding its customer base while seeking to generate positive earnings by controlling customer acquisition costs. On a long-term basis we believe our strategy will allow us to build a significant customer base with the related volumes. As our customer base and volumes grow, we expect customer acquisition costs as a percentage of revenues to decline. We anticipate that this should enable us to generate higher levels of net income as the business evolves from its current development stage.

     COMMERCIAL HEATING, VENTILATING AND AIR CONDITIONING PRODUCTS AND
SERVICES -- Our commercial HVAC business has grown dramatically as a result of strong repeat and add-on business from the successful completion of many projects and an experienced management team. Operated through two subsidiaries, Washington Gas Energy Systems, Inc. and American Combustion Industries, Inc., this segment provides large-scale, commercial HVAC design and installation services. The segment focuses on retrofitting the area's large number of aging commercial structures. In the twelve months ended March 31, 2001, this segment had net income of $5.4 million on revenues of $67 million. This compares to net income of $2.3 million on revenues of $38 million in the twelve months ended March 31, 2000.

     RESIDENTIAL HEATING, VENTILATING AND AIR CONDITIONING PRODUCTS AND
SERVICES -- Through a 50 percent investment in Primary Investors, LLC that began in August 1999, this segment focuses on investment opportunities in after-market products and services in the residential and small commercial HVAC industry. To date, Primary Investors, LLC has acquired nine companies. Our total investment in this business as of March 31, 2001 was $16 million. In the twelve months ended March 31, 2001, we recorded a net loss of $2.2 million as compared with a net loss of $600,000 in the twelve months ended March 31, 2000. We continue to work on improving the integration of dispatching, marketing, and general and administrative activities of the entities acquired in order to increase sales, reduce expenses, and build customer loyalty through high quality service.

     Effective August 18, 2001 and at any time thereafter, either we or the other 50 percent investor can exercise its right to sell its individual interest to a third party, after offering the other investor the opportunity to purchase the interest. Subject to certain conditions, either investor can also require the other party to sell. Prior to August 18, 2001 either investor can also provide non-binding notice of intent to exercise its sale rights. As a result, the ultimate value of our investment in Primary Investors, LLC could depend on the nature and timing of the exercise of these rights.

     CONSUMER FINANCING -- We have been in the consumer financing business for many years to finance customers' purchase of natural gas appliances. Although this continues to be a niche market, we are currently reviewing options to expand this business to finance additional products and services. In the twelve months ended March 31, 2001, net income was $300,000 and compares to $1.6 million for the twelve months ended March 31, 2000. We attribute the decline to fewer loans and higher interest expense in the current year and an increase in expenses to investigate the potential for expanding this segment.

                 SELECTED FINANCIAL AND OPERATIONAL INFORMATION
                                  (UNAUDITED)
 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, CUSTOMER METERS AND PERCENTAGES)

     The selected financial and operational information for the fiscal years ended September 30, 1996 - 2000 that follows reflects the consolidated financial statements and the associated notes thereto of Washington Gas Light Company. These statements were based upon the corporate organizational structure that was in place during the five fiscal years ended September 30, 2000. Our corporate reorganization into a holding company structure became effective on November 1, 2000. The financial and operational information shown below as of and for the period ended March 31, 2001, is for WGL Holdings, Inc. If the reorganization had occurred on September 30, 2000, the WGL Holdings, Inc. consolidated financial statements and associated notes thereto would have been virtually identical to those reported in the Form 10-K for Washington Gas Light Company. See "The Company -- Overview" elsewhere in this prospectus for a more complete description of the corporate reorganization.

                                     TWELVE MONTHS
                                    ENDED MARCH 31,                FISCAL YEARS ENDED SEPTEMBER 30,
                                    ---------------   ----------------------------------------------------------
                                         2001            2000        1999        1998         1997        1996
                                    ---------------   ----------   --------   ----------   ----------   --------
INCOME STATEMENT DATA:
Utility Operating Revenues........    $1,473,787      $1,031,105   $972,120   $1,040,618   $1,055,754   $969,778
Utility Net Revenues (Revenues
  Less Cost of Gas and Revenue
  Taxes)..........................    $  508,019      $  442,928   $431,981   $  425,173   $  439,110   $455,504
Utility Operations and Maintenance
  Expenses........................    $  186,781      $  177,504   $201,229   $  200,794   $  197,050   $220,922
Non-utility Operating Revenues....    $  363,305      $  218,087   $140,096   $  102,834   $   44,926   $  3,382
Net Income........................    $   97,455      $   84,574   $ 68,768   $   68,629   $   82,019   $ 81,591
Dividends on Preferred Stock......    $    1,320      $    1,323   $  1,331   $    1,331   $    1,331   $  1,332
Net Income Applicable to Common
  Stock...........................    $   96,135      $   83,251   $ 67,437   $   67,298   $   80,688   $ 80,259
Average Common Shares
  Outstanding.....................        46,480          46,473     45,984       43,691       43,706     43,360
Earnings Per Average Share of
  Common Stock
    Basic.........................    $     2.07      $     1.79   $   1.47   $     1.54   $     1.85   $   1.85
    Diluted.......................    $     2.07      $     1.79   $   1.47   $     1.54   $     1.85   $   1.85
Dividends Declared Per Share......    $    1.245      $    1.235   $  1.215   $    1.195   $    1.170   $  1.135
Annualized Dividends Per Share....    $     1.26      $     1.24   $   1.22   $     1.20   $     1.18   $   1.14
Customer Meters -- Year-end.......       903,383         875,817    846,381      819,719      798,739    772,281



[LINE GRAPH]

EARNINGS PER SHARE/ROE*

                                             EPS                       WEATHER            ROE %
                                             ---                       -------           -----
FY96                                        1.85                        18.60            15.0
FY97                                        1.85                         0.50            14.1
FY98                                        1.54                        -5.10            11.2
FY99                                        1.47                        -5.20            10.4
FY00                                        1.79                        -5.00            11.9
FY01 2Q-12 mos                              2.07                        14.20            12.3

*Return on Average Common Equity


[BAR GRAPH]

ANNUALIZED DIVIDENDS PER SHARE

                                       DIVIDENDS DECLARED PER
                                                SHARE
                                       ----------------------
FY96                                            1.14
FY97                                            1.18
FY98                                            1.20
FY99                                            1.22
FY00                                            1.24
FY01 EST.                                       1.26


                                 AS OF MARCH 31,                        AS OF SEPTEMBER 30,
                                 ---------------   --------------------------------------------------------------
                                      2001            2000         1999         1998         1997         1996
                                 ---------------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
Property, Plant and
  Equipment -- Net.............    $1,475,232      $1,460,280   $1,402,742   $1,319,501   $1,217,137   $1,130,574
Total Assets...................    $2,284,260      $1,939,840   $1,775,499   $1,682,433   $1,552,032   $1,464,601
Common Shareholders' Equity....    $  800,392      $  711,496   $  684,034   $  607,755   $  589,035   $  558,809
Preferred Stock................    $   28,173      $   28,173   $   28,420   $   28,424   $   28,430   $   28,440
Long-term Debt (Excluding
  Current Maturities)..........    $  597,465      $  559,575   $  506,084   $  428,641   $  431,575   $  353,893

                                                                   AS OF MARCH 31, 2001
                                                      -----------------------------------------------
                                                              ACTUAL               AS ADJUSTED(1)
                                                      ----------------------   ----------------------
CAPITALIZATION DATA:
Common Shareholders' Equity.........................  $  800,392      56.1%        --          --
Preferred Stock.....................................      28,173       2.0         28,173      --
Long-term Debt (Excluding Current Maturities).......     597,465      41.9        597,465      --
                                                      ----------     -----     ----------     -----
          Total.....................................  $1,426,030     100.0%        --          --
                                                      ==========     =====     ==========     =====
Short-term Debt.....................................  $  206,443
Current Maturities of Long-term Debt................      29,724

---------------
(1) The As Adjusted data reflect net proceeds from the sale of 1,615,000 shares of common stock offered in this prospectus.

                                CAPITAL EXPENDITURES

     The table below shows our actual capital expenditures for fiscal years 1999 and 2000 and projected amounts for fiscal years 2001 through 2005.

                             (DOLLARS IN MILLIONS)

                             ACTUAL                             PROJECTED
                         ---------------   ---------------------------------------------------
                          1999     2000     2001     2002     2003     2004     2005    TOTAL
                         ------   ------   ------   ------   ------   ------   ------   ------
Utility
     New Business......  $ 83.6   $ 75.6   $ 68.1   $ 74.3   $ 73.6   $ 67.6   $ 67.9   $351.5
     Replacements......    37.5     27.1     40.4     41.4     42.1     43.0     44.0    210.9
     Other.............    37.6     21.4     25.7     24.9     16.8     17.7     16.4    101.5
Unregulated............     7.5     10.8      0.9        0        0        0        0      0.9
                         ------   ------   ------   ------   ------   ------   ------   ------
          Total........  $166.2   $134.9   $135.1   $140.6   $132.5   $128.3   $128.3   $664.8
                         ======   ======   ======   ======   ======   ======   ======   ======

     - New Business expenditures are for property, plant, and equipment that allow us to add new customers and increase the amount of gas that we deliver. We expect that new business will represent nearly 53 percent of our capital expenditures over the next five years.

     - Replacement expenditures help to keep our gas distribution system safe and reliable. We replace parts of the system as they become worn or obsolete, or if public authorities request that we move our facilities. We expect to invest approximately 32 percent of our capital expenditures on replacements through 2005.

     - Other expenditures are for general property and equipment such as buildings and related fixtures, vehicles, and computers. We expect to invest approximately 15 percent of our capital expenditures in this Other category through 2005.

     - Unregulated expenditures are for operating property and equipment and investments in retail energy related businesses. These amounts exclude $6,000,000 authorized for future investment in Primary Investors, LLC.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     As of May 2001, either WGL Holdings or our regulated utility subsidiary, Washington Gas, has paid dividends on our common stock for 150 consecutive years, one of the longest dividend records of companies listed on the New York Stock Exchange. In addition, we, or our regulated utility subsidiary, have increased dividends annually for the past 25 years. We declare dividends on a quarterly basis, and formally review our dividend annually. Future earnings growth and the strength of our financial condition may affect future dividend payments. Please refer to "Description of Our Common Stock" elsewhere in this prospectus for a discussion of payment of dividends.

     Our common stock is listed on the New York Stock Exchange. Quarterly high and low prices, as reported on the New York Stock Exchange Composite Transactions Tape, and dividends paid for the common stock for fiscal years 1999, 2000, and 2001 to date are as follows:

                  COMMON STOCK PRICE RANGE AND DIVIDENDS PAID

                                                                     DIVIDENDS   DIVIDEND
                                                                     PAID PER    PAYMENT
                                             HIGH         LOW          SHARE       DATE
                                            ------       ------      ---------   --------
FISCAL YEAR 2001
Third quarter (04/01/01 through 06/x/01)..  $ --         $ --         $0.315      5/1/01
Second quarter............................   30.50        25.82        0.310      2/1/01
First quarter.............................   31.50        24.81        0.310     11/1/00
FISCAL YEAR 2000
Fourth quarter............................  $27.75       $23.94       $0.310      8/1/00
Third quarter.............................   27.63        24.06        0.310      5/1/00
Second quarter............................   27.63        21.75        0.305      2/1/00
First quarter.............................   29.44        25.00        0.305     11/1/99
FISCAL YEAR 1999
Fourth quarter............................  $28.88       $25.00       $0.305      8/1/99
Third quarter.............................   27.06        21.00        0.305      5/1/99
Second quarter............................   27.38        21.31        0.300      2/1/99
First quarter.............................   28.75        24.94        0.300     11/1/98

                        DESCRIPTION OF OUR COMMON STOCK

     In this section, we describe the material features and rights of our common stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Virginia law and to our Articles of Incorporation and bylaws, each of which is filed as an exhibit to the registration statement of which this prospectus is a part. Please see the section entitled "Where You Can Find More Information," elsewhere in this prospectus.

     General: Under our Articles of Incorporation, we are authorized to issue 120,000,000 shares of common stock, without par value. We are also authorized by our Articles of Incorporation to issue 3,000,000 shares of preferred stock. All of our outstanding shares are fully paid and non-assessable. We have not issued any shares of preferred stock. As of April 30, 2001, there were 46,505,977 shares of our common stock outstanding, net of treasury shares.

     Issuance of shares by us requires approval by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. We have the necessary approval from the SEC to issue the shares of common stock described in this prospectus.

     Under our Dividend Reinvestment and Common Stock Purchase Plan, holders of common stock of WGL Holdings and preferred stock of Washington Gas may elect to receive their dividends in the form of additional shares of our common stock in lieu of cash. Shareholders and employees may also invest optional cash payments, no greater than $20,000 per quarter, in additional shares of common stock. Additional information on this plan is contained in the plan prospectus, which may be obtained from Shareholder Services, WGL Holdings, Inc., 1100 H Street, NW, Washington, DC, 20080. We may be reached by telephone at 202.624.6558 or 1.800.221.WGAS (1.800.221.9427).

     The transfer agent and registrar for our common stock is The Bank of New York. The Bank of New York, along with other banks, extends credit to us under revolving credit agreements. The Bank of New York also serves as transfer agent and registrar for the Washington Gas Preferred Stock and as Trustee for the Washington Gas medium term note program.

     Washington Gas is authorized by its charter to issue 1,500,000 shares of preferred stock, of which 280,600 shares are issued and outstanding in public ownership.

     Dividend Rights: As a Virginia corporation and a public utility holding company, we are subject to statutory and regulatory limitations on the authorization and payment of dividends. In addition, if we issue preferred stock in the future, terms of that preferred stock might include limitations on payment of common stock dividends. Subject to these restrictions, our board of directors may declare dividends on our common stock, payable at such times as the board of directors may determine, out of legally available retained earnings or net income.

     Liquidation Rights: Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive a ratable portion of the assets available for distribution to stockholders after the satisfaction in full of all the prior rights of our creditors, including holders of our indebtedness, holders of any preferred stock that we might issue, and persons to whom we might owe other liabilities.

     Voting Rights: The holders of our common stock have exclusive voting powers, except as any applicable Virginia law shall expressly provide to the contrary, and except as specified with respect to any preferred stock we might issue in the future. Each holder of our common stock is entitled to one vote per share on the election of directors and on all other matters on which a vote of shareholders is required.

     No Pre-emptive, Conversion or Redemption Rights: No holder of our common stock is entitled to pre-emptive rights to subscribe to any new or additional shares of common stock, or any security convertible into common stock. Our common stock has no conversion rights or redemption rights.

     Certain Anti-Takeover Matters: Certain provisions of our Articles of Incorporation and bylaws may have the effect of discouraging unilateral tender offers or other attempts to acquire our business. The following is a list of those provisions:

     - Certain business combinations may require the affirmative vote of the holders of a least 80 percent of the outstanding voting shares unless certain minimum price and procedural requirements are satisfied;

     - Director nominations by shareholders generally must be made at least 60 days prior to the date of the shareholders meeting;

     - Shareholders wishing to bring business before meetings of shareholders must provide advance notice of their intended action 60 days prior to the meeting; and

     - Vacancies on the board of directors may be filled by a majority vote of the remaining directors then in office, even if the remaining directors constitute less than a quorum.

                                  UNDERWRITING

     The underwriters have agreed to purchase from us the numbers of shares of common stock indicated below, subject to the terms and conditions set forth in an underwriting agreement dated --, 2001.

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
A.G. Edwards & Sons, Inc. ..................................
Goldman, Sachs & Co. .......................................
                                                                 ---------
                                                                 1,615,000
                                                                 =========

     The underwriters are obligated to purchase all shares of common stock offered hereby if any shares are purchased. We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to 242,250 additional shares of common stock solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page hereof. If the underwriters exercise this option, each underwriter will be committed, subject to certain conditions, to purchase an additional number of shares of common stock proportionate to such underwriter's initial commitment.

     The shares of common stock are offered subject to prior sale, when, as and if issued by the company and accepted by the underwriters, to the public at the public offering price set forth on the cover page hereof and to certain dealers at such price less a concession not exceeding $-- per share. Underwriters and dealers may reallow to certain other dealers a discount not exceeding $--per share. After the public offering, the public offering price and concessions and discounts to dealers may be changed by the underwriters.

     The underwriting agreement provides that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock; and syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in this offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of common stock sold in this offering for their account, may be reclaimed by the syndicate if such shares of common stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time without notice. These transactions may be effected on the New York Stock Exchange or otherwise.

     The underwriters have in the past and may in the future engage in transactions with us, or perform services for us, in the ordinary course of their business.

     We will pay all expenses, estimated to be $56,218, associated with the offer and sale of the common stock.

     For a 90-day period commencing the closing date, we and the executive officers and directors of WGL Holdings, Inc. and Washington Gas Light Company have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, we and the executive officers and directors of WGL Holdings, Inc. and Washington Gas Light Company will not, directly or indirectly, sell, contract to sell, offer to sell, assign, pledge, hypothecate, lend, transfer, make any short sale of, grant any option, right or warrant for the sale of, or otherwise dispose of, for cash, any common stock or securities convertible into common stock, other than pursuant to our employee benefit plans, the Dividend Reinvestment and Common Stock Purchase Plan, the Directors' Stock Compensation Plan and the Long Term Incentive Compensation Plans.

                                 LEGAL MATTERS

     Certain legal matters in connection with the legality of the securities offered hereby will be passed upon for us by John K. Keane, Jr., Esq. Mr. Keane, our Senior Vice President and General Counsel, is regularly employed by us and owned 18,906 shares of our common stock as of May 30, 2001. The legality of any common stock offered hereby will be passed upon for the underwriters by Pillsbury Winthrop LLP, New York, N.Y.

                                    EXPERTS

     The audited financial statements and schedule for the fiscal year ended September 30, 2000 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at http://www.wglholdings.com or at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1.800.SEC.0330 for further information on this or other public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Information furnished under Item 9 of our Current Reports on Form 8-K is not incorporated by reference in this prospectus and registration statement.

     We incorporate by reference the documents listed below, any filings that we make after the date of filing the initial registration statement and prior to the effectiveness of that registration statement, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock that we have registered.

     - The Annual Report of Washington Gas Light Company on Form 10-K for the year ended September 30, 2000;
     - The Quarterly Reports on Form 10-Q for the quarters ended December 31, 2000 and March 31, 2001 of WGL Holdings, Inc. and Washington Gas Light Company as co-registrants;
     - Current Reports on Form 8-K filed October 16, 2000, October 20, 2000, October 25, 2000, November 1, 2000 (2 reports), November 7, 2000 (as amended on Form 8-K/A, dated November 30, 2000), December 15, 2000, February 23, 2001, March 14, 2001, March 22, 2001, March 23, 2001 and May
       4, 2001; and
     - The description of the common stock contained in the registration statement on Form 8-A filed by WGL Holdings, Inc. on October 6, 2000.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address or telephone number:

    WGL Holdings, Inc.
     1100 H St., NW
     Washington, D.C. 20080
     Attention: Investor Relations
     Telephone: 1.800.221.9427, or in the Washington, D.C. area, 202.624.6558

                              [WGL HOLDINGS LOGO]

                                1,615,000 SHARES

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                 June --, 2001

                                ---------------

                             ----------------------

                              MERRILL LYNCH & CO.
                           A.G. EDWARDS & SONS, INC.
                              GOLDMAN, SACHS & CO.
                             ----------------------

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                            ITEM                              AMOUNT
                            ----                              -------
Registration Fee -- Securities and Exchange Commission......  $12,968
Printing*...................................................   20,000
New York Stock Exchange Listing Fee.........................    5,250
Legal Fees and Expenses*....................................    5,000
Accounting Fees*............................................    8,000
Other*......................................................    5,000
                                                              -------
          Total.............................................  $56,218
                                                              =======

---------------

* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The amended and restated Articles of Incorporation of the company provide that the company shall, to the maximum extent permitted by applicable law, as from time to time in effect, indemnify any person in connection with civil, criminal, administrative or investigative action or proceedings because he or she was a director or officer of the company.

     The bylaws of the company provide for indemnification of officers and directors against expenses, judgments, fines or amounts paid in settlement in connection with actions, suits or proceedings by reason of being an officer or director, except in relation to matters as to which the person is finally adjudged to have knowingly violated the criminal law or be liable for willful misconduct in the performance of the person's duty to the company.

     The company carries a policy of insurance which, among other things, provides for payment to the company of sums expended pursuant to the company's bylaws regarding indemnification for liability of officers and directors.

ITEM 16.  EXHIBITS.

     Exhibits filed herewith:

EXHIBIT NO.                     DESCRIPTION OF EXHIBITS
-----------                     -----------------------
     1        -- Underwriting Agreement (to be filed at a later date).

   4.1        -- Amended and Restated Articles of Incorporation.

   4.2        -- Bylaws.

     5        -- Opinion of John K. Keane, Jr., Esquire, re Legality.

    23(a)     -- Consent of Arthur Andersen LLP.

    23(b)     -- Consent of John K. Keane, Jr., Esquire (included in
              Exhibit No. 5).

    24        -- Power of Attorney.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized to sign, in the City of Washington, District of Columbia, on the 6th day of June, 2001.

                                          WGL HOLDINGS, INC.

                                          By:    /s/ FREDERIC M. KLINE
                                            ------------------------------------
                                             (Frederic M. Kline, Vice President
                                                and Chief Financial Officer)

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                     NAMES                                      TITLE                     DATE
                     -----                                      -----                     ----

                       *                          Chairman, President and Chief       June 6, 2001
------------------------------------------------  Executive Officer and Director
         (James H. DeGraffenreidt, Jr.)           (Principal Executive Officer)

             /s/ FREDERIC M. KLINE                Vice President and Chief Financial  June 6, 2001
------------------------------------------------  Officer
              (Frederic M. Kline)                 (Principal Financial Officer)

                       *                          Controller                          June 6, 2001
------------------------------------------------  (Principal Accounting Officer)
             (Robert E. Tuoriniemi)

                       *                          Director                            June 6, 2001
------------------------------------------------
              (Michael D. Barnes)

                       *                          Director                            June 6, 2001
------------------------------------------------
           (Daniel J. Callahan, III)

                       *                          Director                            June 6, 2001
------------------------------------------------
          (George Patrick Clancy, Jr.)

                       *                          Director                            June 6, 2001
------------------------------------------------
               (Melvyn J. Estrin)

                       *                          Director                            June 6, 2001
------------------------------------------------
                 (Debra L. Lee)

                       *                          Director                            June 6, 2001
------------------------------------------------
               (Philip A. Odeen)

                       *                          Director                            June 6, 2001
------------------------------------------------
            (Karen Hastie Williams)

*By: /s/  FREDERIC M. KLINE
                Frederic M. Kline
                (Attorney-in-Fact)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1         --  Underwriting Agreement (to be filed at a later date).
 4.1       --  Amended and Restated Articles of Incorporation.
 4.2       --  Bylaws.
 5         --  Opinion of John K. Keane, Jr., Esquire, re Legality.
23  (a)    --  Consent of Arthur Andersen LLP.
23  (b)    --  Consent of John K. Keane, Jr., Esquire (included in Exhibit
                 No. 5).
24         --  Power of Attorney.